Exhibit 3.2

Amendment No. 1 to By-laws of Lantern Pharma Inc.

(Adopted on May 23, 2024)

Section 3.02 of the By-laws of Lantern Pharma Inc. is deleted in its entirety and replaced with the following:

“Section 3.02 Number; Term of Office. The Board of Directors shall consist of not less than three (3) and not more than nine (9) directors as fixed from time to time by resolution of the Board of Directors. Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification, or removal.”